UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

METALICO, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

591176102

(CUSIP Number)

Carlos E. Agüero

c/o Metalico, Inc.

186 North Ave. East

Cranford, NJ 07016

(908) 497-9610

Copies to:

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

(646) 414 6947

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 591176102

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only): Carlos E. Agüero
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
a. ☐ b. ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐
6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 0%
14.	Type of Reporting Person (See Instructions): IN

This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on July 17, 2015 (together with all current amendments thereto, this “Schedule 13D”).

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

As announced and further described by the Issuer in the press release (the “Merger Announcement”) attached as Exhibit 99.1 to the Current Report on Form 8-K filed by Metalico, Inc. (the “Issuer”) with the Commission on September 11, 2015, on such date the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated June 15, 2015, as amended on June 26, 2015, by and among the Issuer, Total Merchant Limited (“TML”) and TM Merger Sub Corp., a Delaware corporation and a wholly owned subsidiary of TML (“Merger Sub”), was completed. As a result of the merger, the Issuer ceased to be a publicly traded company, Merger Sub merged with and into the Issuer (the “Merger”) and the Issuer became a wholly owned subsidiary of TML. Each share of the Issuer’s Common Stock held immediately prior to the merger was canceled and represented the right to receive, upon surrender by the holder of such stock certificate(s), $.60 in cash, without interest, as payment for such stock.

Item 5.	Interest in Securities of the Issuer.

Item 5 is amended and restated in its entirety as follows:

(a) None.

(b) None.

(c) On September 11, 2015, the Reporting Person sold all of his outstanding securities in accordance with the provisions of the Merger Agreement described in Item 4.

(d) To the knowledge of the Reporting Person, no person other than TML has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock.

(e) September 11, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 1, 2015
Date

/s/ CARLOS E. AGÜERO
Signature

Carlos E. Agüero
Name/Title